EXHIBIT 3.1

SERIES DESIGNATION

aShareX Series 12, a Series of aShareX Series LLC

In accordance with the Limited Liability Company Agreement of aShareX Series LLC, a Delaware series limited liability company (the “Company”), dated January 13, 2023 (as it may subsequently be amended or restated, the “Agreement”), and upon the execution of this Series Designation by the Company and aShareX Holdings, LLC, in its capacity as Managing Member of the Company and of the Series established pursuant to this Series Designation, this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement as Exhibit Series 12. References herein to capitalized terms not otherwise defined herein and to Sections and Articles are references to capitalized terms, Sections and Articles in the Agreement, as in effect as of the Effective Date (as defined below).

Name of Series	aShareX Series 12, a series of the Company (the “Series”)
Effective Date of Establishment	September 15, 2025 (the “Effective Date”)
Managing Member

aShareX Holdings, LLC is appointed as the Managing Member of the Series as of the Effective Date and shall continue to act as the Managing Member of Series until its dissolution pursuant to Section 11.1(b) or its removal and replacement pursuant to Article X. The Managing Member is the initial member of the Series holding 1,000 Class B Shares.

Securities Issued

The Series will have two classes of equity: Class A Shares and Class B Shares. The Class A Shares will be issued to the Investors following the Closing and they will have the same rights and privileges.

The Class B Shares equate in value to 10% of the Series Asset’s appreciation in value over its Purchase Price. If there is no increase in the value of the Series Asset from its Purchase Price, the Class B Shares will have no value and the entire amount of Net Sales Proceeds received upon the sale of the Series Asset will be distributed solely to the Class A Members.

The Class B Shares are convertible into Class A Shares prior to the sale of the Series Asset pursuant to the Conversion Formula set forth in the Agreement. The Class A Shares issued to the Managing Member in such conversion, assuming conversion of all of the Class B Shares, are intended to approximate 10% of the appreciation between the current market price of the Class A Shares at the time of conversion and their aggregate Offering Price.

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Series Assets

Upon the Closing of the Initial Offering of the Class A Shares of the Series, the Series will use the proceeds to acquire a collectible car, a 1988 Ferrari 328 GTS.  Title to the collectible car will be held by aShareX Series 12 SP (the “SP”), a segregated portfolio of aShareX Series, SPC, a Cayman Island segregated portfolio company. The SP will be wholly owned by the Series.

Asset Manager	aShareX Management, LLC
Asset Manager Fee

As stated in Section 5.9(c), except that:

• the Sourcing Fee shall be equal to 13.86% of the Purchase Price of the Series Asset;

• There is no Buyer’s Premium; and

• If the Asset Manager or TheCarCrowd receives a commission for selling the Series Asset, such commission will be split 50/50 between the Asset Manager and TheCarCrowd.

Purpose of Series	As stated in Section 2.4, to acquire, hold and dispose of the Series Asset.
Number of Class A Shares	Subject to Section 3.4(c), the maximum number of the Series Class A Shares that can be issued will equal the Acquisition Cost of the Series Asset divided by the Offering Price of the Class A Shares.
Broker of Record	Dalmore Group, LLC
Brokerage Fee	1.00% of the purchase price for the Class A Shares sold in the Series’ Initial Offering, payable by the Managing Member from its assets
Voting

The holders of the Class A Shares may approve the sale of the Series Asset prior to the fifth anniversary of its acquisition by the Series, but if not sold by then the Series Asset must be sold in the sixth year following its acquisition.  As  set forth in Section 5.3, the holders may approve amendments to the Agreement and Series Designation to the extent provided in Article XII.

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Distributions

It is not expected that the Series will generate material revenues or profits until the Series Asset is sold. At such time, the Net Sales Proceeds will be distributed (i) to the Managing Member in payment of the Class B Shares to the extent of 10% of the Series Asset’s appreciation in value over its Purchase Price, and (ii) the balance of the proceeds will be distributed to the Class A Members in proportion to their Class A Shares in the Series. If there is no appreciation in value of the Series Asset because the Net Sales Proceeds from the sale are less than its Purchase Price, the Class B Shares will not receive any distributions and they will all be paid to the Class A Members.

Other Rights

Holders of Class A Shares shall have no conversion, exchange, sinking fund, redemption or appraisal rights and they have limited preemptive rights to subscribe for the Series’ Class A Shares issued in a Subsequent Offering to raise capital to pay for loans funded to pay Extraordinary Expenses

Transfer Restrictions

The Class A Shares may only be Transferred by operation of law, with the consent of the Managing Member or:

• To an immediate family member or an affiliate of the transferor,

• To a trust or other entity for estate or tax planning purposes if the transferor maintains control of the trust or entity,

• As a charitable gift, or

• On the Trading Platform.

In each case the Transfer must be reported to the Transfer Agent and Managing Member and the transferee must pass KYC/AML screening tests and agree to be bound by the terms of the Agreement.

A holder may pledge its Class A Shares as collateral for a loan, provided that the lien is extinguished prior to the Transfer of the shares, and the pledgor and lender agree that, if there is a foreclosure on the lien, the lender will notify the Managing Member and Transfer Agent of the Transfer, register the lender (or other transferee) on the Investor Platform and execute the documentation required of any transferee.

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Minimum and Maximum Investment

The minimum investment is $100 due to a waiver by the Managing Member.

Benefit Plan Investors may not acquire in the aggregate more than 24.9% of the Class A Shares in the Series. Investors that are not “accredited investors” as such term is defined under Rule 501(a) of Regulation D may not acquire Class A Shares in the Series if it would result in their investment in the Company exceeding 10% of the greater of the individual’s annual income or net worth, or in the case of an entity, 10% of its net income or net worth, in each case as certified by the Investor in its Investor Agreement and Subscription Agreement. Investors may have investment limitations certified to them by the Managing Member based on their income, net worth and/or liquidity.

An Investor who purchases more than 10% of the Class A Shares in the Series (i) will be subject to certain disclosure requirements in the Company’s SEC filings, and (ii) may be deemed an “affiliate” under Rule 405 of the Securities Act and be subject to certain trading limitations absent an available exemption.

Termination and Liquidation	As stated in Sections 11.1 (a) and (b) and 11.3

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